Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Live Oak Bancshares, Inc. (the “Company,” “we,” “us,” or “our”), that are registered under Section 12 of the Securities Exchange Act of 1934. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of our amended and restated articles of incorporation, as amended, and our amended bylaws, copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our amended and restated articles of incorporation, as amended, and our amended bylaws for additional information.
Description of Voting Common Stock, No Par Value Per Share

General. Outstanding shares of our voting common stock are validly issued, fully paid and non-assessable. Each share of our voting common stock has the same relative rights and is identical in all respects to each other share of our voting common stock.

Voting Rights. Each share of our voting common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. Our shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of votes cast.

Liquidation. In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our voting common stock are entitled to receive pro rata with holders of our nonvoting common stock, after payment of all debts and liabilities and after satisfaction of all liquidation preferences applicable to any preferred stock, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Dividends. As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to our subsidiary bank. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

Holders of shares of our voting common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends is subject to the restrictions of North Carolina law applicable to the declaration of distributions to shareholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. In addition, payment of distributions to shareholders is subject to any prior rights of holdings of outstanding preferred stock. Our ability to pay cash dividends to the holders of shares of our voting common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Preemptive Rights; Redemption. Holders of shares of our voting common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our voting common stock is not subject to call or redemption.

Restrictions on Ownership. The Bank Holding Company Act of 1956 (the “BHCA”) requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of our voting common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our voting common stock under the Change in Bank Control Act. Any holder of 25% or more of our voting common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock. Under our articles of incorporation, as amended, our board of directors, without further action by our shareholders, is authorized to issue shares of preferred stock in one or more series. Our board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of our voting common stock.

Description of Series A Preferred Stock

General. Our articles of incorporation authorize us to issue 1,000,000 shares of preferred stock, no par value per share, in one or more series, and our board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of each series of preferred stock that we may offer.

On July 31, 2025, we filed articles of amendment with a certificate of designation with the North Carolina Secretary of State, which amended our then-existing articles of incorporation to establish the terms of our 8.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock,

Series A, no par value (the “Series A preferred stock”). The articles of amendment authorized 100,000 shares of Series A preferred stock. We may, without notice to or the consent of holders of the Series A preferred stock, issue additional shares of Series A preferred stock from time to time.

We will generally be able to pay dividends and distributions upon our liquidation, dissolution, or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness, other non-equity, and other senior claims). The outstanding shares of Series A preferred stock are validly issued, fully paid and nonassessable.

Holders of Series A preferred stock do not have preemptive or subscription rights to acquire more of our shares. The Series A preferred stock is not convertible into or exchangeable for our common stock or any other class or series of our capital stock or other securities. The Series A preferred stock does not have a stated maturity date, is not subject to any sinking fund or any other obligation of us for its repurchase, redemption, or retirement, and is perpetual unless redeemed at our option.

Ranking. Shares of the Series A preferred stock rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution, or winding-up:

•senior to our common stock and to any class or series of our capital stock we may issue that is not expressly stated to be on parity with or senior to the Series A preferred stock;

•on parity with, or equally to, with any class or series of our capital stock expressly stated to be on parity with the Series A preferred stock, including the Series A preferred stock; and

•junior to any class or series of our capital stock expressly stated to be senior to the Series A preferred stock (issued with the requisite consent of the holders of at least two-thirds of the outstanding Series A preferred stock).

Dividends. Dividends on shares of the Series A preferred stock are discretionary and are not cumulative. Holders of the Series A preferred stock are entitled to receive, if, when, and as declared by our board of directors or a duly authorized committee of our board of directors, out of legally available assets, non-cumulative cash dividends quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on September 15, 2025 (each such date being referred to herein as a “dividend payment date”). Dividends accrue from the original issue date (in the case of the initial dividend period only, as described below) or the immediately preceding dividend payment date at a rate per annum equal to 8.375%.

In the event that we issue additional shares of Series A preferred stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued. References to the “accrual” of dividends refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series A preferred stock.
Dividends are payable to holders of record of Series A preferred stock as they appear on our books on the applicable record date (each such date being referred to herein as a “dividend record date”), which is the 15th calendar day before the dividend payment date or such other record date fixed by our board of directors or a duly authorized committee of our board of directors that is not less than ten calendar days or more than 60 calendar days before the applicable dividend payment date.

A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date or any earlier redemption date, except that the initial dividend period commenced on and included the original issue date of the Series A preferred stock and ended on and excluded the first dividend payment date. Any dividend payable on shares of the Series A preferred stock for any dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation are rounded to the nearest cent, with one-half cent being rounded upward. If any dividend payment date or redemption date is not a business day, then the related payment of dividends and principal, if applicable, will be made on the next succeeding business day, and no additional dividends will accrue on such payment. The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.

Dividends on shares of the Series A preferred stock are not cumulative. Accordingly, if our board of directors or a duly authorized committee of our board of directors does not declare a full dividend on the Series A preferred stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series A preferred stock are declared for any future dividend period.

We are subject to statutory and regulatory prohibitions and other limitations on our ability to declare and pay dividends on the Series A preferred stock. Dividends on the Series A preferred stock will not be declared, paid, or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws and regulations. In particular, dividends on the Series A preferred stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) applicable to us. The Federal Reserve also has the authority to prohibit or to limit the payment of dividends by a banking organization under its jurisdiction if, in the regulator’s opinion, the organization is engaged in or is about to engage in an unsafe or unsound practice. Federal Reserve policy also states that dividends on capital stock should be paid from current earnings.

Priority of Dividends. The Series A preferred stock ranks junior as to payment of dividends to any class or series of our preferred stock that we may issue in the future that is expressly stated to be senior to the Series A preferred stock. If at any time we do not pay, on the applicable dividend payment date, accrued dividends on any shares that rank in priority to the Series A preferred stock with respect to dividends, we may not pay any dividends on the Series A preferred stock or repurchase, redeem, or otherwise acquire for consideration any shares of Series A preferred stock until we have paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the Series A preferred stock.

So long as any share of Series A preferred stock remains outstanding, unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of Series A preferred stock:

•no dividend or distribution will be declared, paid, or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) a dividend in connection with the implementation of a shareholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan);

•no junior stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities; and

•no parity stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A preferred stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date upon the shares of the Series A preferred stock and any shares of parity stock, all dividends declared upon the Series A preferred stock and all such parity stock payable on such dividend payment date shall be declared pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the Series A preferred stock and all parity stock payable on such dividend payment date. To the extent a dividend period with respect to any parity stock coincides with more than one dividend period with respect to the Series A preferred stock for purposes of the immediately preceding sentence, our board of directors will treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the Series A preferred stock, or shall treat such dividend period(s) with respect to any parity stock and dividend period(s) with respect to the Series A preferred stock for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments on such dividend parity stock and the Series A preferred stock. To the extent a dividend period with respect to the Series A preferred stock coincides with more than one dividend period with respect to any parity stock, for purposes of the first sentence of this paragraph, the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to such parity stock, or shall treat such dividend period(s) with respect to the Series A preferred stock and dividend period(s) with respect to any parity stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A preferred stock and such parity stock. For the purposes of this paragraph, the term “dividend period” as used with respect to any parity stock means such dividend periods as are provided for in the terms of such parity stock.

As used herein, “junior stock” means our common stock and any other class or series of our capital stock over which the Series A preferred stock has preference or priority in the payment of dividends and in the distribution of assets on any liquidation, dissolution, or winding-up of us. Junior stock includes our common stock.

As used herein, “parity stock” means any other class or series of our capital stock that ranks equally with the Series A preferred stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution, or winding-up of us, including the Series A preferred stock.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on our junior stock, which includes our common stock, from time to time out of any assets legally available for such payment, and the holders of Series A preferred stock or parity stock will not be entitled to participate in any such dividend.

Redemption. The Series A preferred stock is perpetual and has no maturity date and is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of the Series A preferred stock do not have any right to require the redemption or repurchase of their shares of Series A preferred stock.

We may, at our option, redeem the Series A preferred stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 15, 2030, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” in each case at a redemption price equal to $1,000 per share, plus the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A preferred stock to, but excluding, the date fixed for redemption (the “redemption date”). Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable dividend record date will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Investors should not expect us to redeem the Series A preferred stock on or after the date it becomes redeemable at our option.

We are a bank holding company regulated by the Federal Reserve. We intend to treat the Series A preferred stock as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) applicable to us.

A “regulatory capital treatment event” means the good faith determination by us that, as a result of any:

•amendment to, or change in, the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A preferred stock;

•proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the Series A preferred stock; or

•official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of any share of the Series A preferred stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preference amount of $1,000 per share of the Series A preferred stock then outstanding as additional Tier 1 capital (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for as long as any share of Series A preferred stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Under regulations currently applicable to us, we may not exercise our option to redeem any shares of preferred stock without obtaining the prior approval of the Federal Reserve (or any successor appropriate federal banking agency). Under such regulations, unless the Federal Reserve (or any successor appropriate federal banking agency) authorizes us to do otherwise in writing, we may not redeem the Series A preferred stock unless it is replaced with other Tier 1 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve (or any successor appropriate federal banking agency) that, following redemption, we will continue to hold capital commensurate with its risk.

If shares of the Series A preferred stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A preferred stock to be redeemed, by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series A preferred stock are held in book-entry form through The Depository Trust Company (“DTC”) we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•the redemption date;

•the number of shares of the Series A preferred stock to be redeemed and, if less than all of the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•the redemption price; and

•that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Series A preferred stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A preferred stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A preferred stock, such shares of Series A preferred stock shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of the Series A preferred stock at the time outstanding, the shares to be redeemed shall be selected pro rata, by lot, or in such other manner as we may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the Series A preferred stock is listed.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve, or wind up our affairs, holders of the Series A preferred stock are entitled to receive out of our assets available for distribution to shareholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or on parity with the Series A preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of our business and affairs, including the Series A preferred stock, and before we make any distribution or payment out of our assets to the holders of our common stock or any other class or series of our capital stock ranking junior to the Series A preferred stock with respect to distributions upon our liquidation, dissolution, or winding-up, an amount per share equal to the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution). After payment of the full amount of the liquidating distribution described above, the holders of the Series A preferred stock shall not be entitled to any further participation in any distribution of our assets.

In any such distribution, if our assets are not sufficient to pay the liquidation preference in full to all holders of Series A preferred stock and all holders of any shares of our capital stock ranking as to any such liquidating distribution on parity with the Series A preferred stock, including the Series A preferred stock, the amounts paid to the holders of Series A preferred stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A preferred stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference per share of Series A preferred stock has been paid in full to all holders of Series A preferred stock and the liquidation preference per share of any other capital stock ranking on parity with the Series A preferred stock as to liquidation rights has been paid in full, the holders of our common stock or any other capital stock ranking, as to liquidation rights, junior to the Series A preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

The Series A preferred stock may be fully subordinate to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of our assets or business, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of our affairs.

Voting Rights. Except as provided below and as determined by our board of directors or a duly authorized committee of our board of directors or as otherwise expressly required by law, the holders of the Series A preferred stock will have no voting rights.

Whenever dividends on any shares of the Series A preferred stock, or any parity stock upon which similar voting rights have been conferred (“special voting preferred stock”), shall have not been declared and paid for an aggregate amount equal to the amount of dividends payable on the Series A preferred stock as contemplated herein for six quarterly dividend periods, whether or not consecutive (which we refer to as a “nonpayment”), the holders of the Series A preferred stock, voting together as a class with holders of any special voting preferred stock then outstanding, will be entitled to vote (based on respective liquidation preferences) for the election of a total of two additional members of our board of directors (which we refer to as the “preferred directors”); provided that our board of directors shall at no time include more than two preferred directors; provided, further, that the election of any such preferred directors may not cause us to violate any corporate governance requirement of the New York Stock Exchange (the “NYSE”) (or any other exchange on which our securities may be listed). In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Series A preferred stock, a special meeting of the holders of Series A preferred stock and such special voting preferred stock, including the Series A preferred stock, for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A preferred stock and such special voting preferred stock for dividend periods that in the aggregate equal at least 12 consecutive months following the nonpayment.

If and when full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) for dividend periods that, in the aggregate, equal at least 12 consecutive months following a nonpayment on the Series A preferred stock and such special voting preferred stock, the holders of the Series A preferred stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment) and the term of office of each preferred director so elected shall terminate and the number of directors on our board of directors shall automatically decrease by two.

Any preferred director may be removed at any time without cause by the holders of a majority of the outstanding shares of the Series A preferred stock and such special voting preferred stock, voting together as a class, when they have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred director (other than prior to the initial election of the preferred directors) may be filled by the written consent of the preferred director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A preferred stock and such special voting preferred stock, voting together as a class, to serve until the next annual meeting of shareholders; provided that the filling of any such vacancy may not cause us to violate any corporate governance requirement of the NYSE (or any other exchange on which our securities may be listed). The preferred directors shall each be entitled to one vote per director on any matter on which our directors are entitled to vote.

Under regulations adopted by the Federal Reserve, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the BHCA. In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHCA to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series. While we do not believe the shares of Series A preferred stock are considered “voting securities,” holders of such stock should consult their own counsel with regard to regulatory implications. A holder or group of holders may also be deemed to control us if they own more than one-third of our total equity, both voting and non-voting, aggregating all shares held by the holders across all classes of stock.

So long as any shares of Series A preferred stock remain outstanding, in addition to any other vote or consent of shareholders required by law or our articles of incorporation, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series A preferred stock entitled to vote thereon, voting separately as a single class, shall be required to:

•authorize or increase the authorized amount of or issue any class or series of our capital stock ranking senior to the Series A preferred stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase, any such class or series of our capital stock;

•amend the provisions of our articles of incorporation, including the certificate of designation, so as to adversely affect the special powers, preferences, privileges, or rights of the Series A preferred stock, taken as a whole; or

•consummate a binding share exchange or reclassification involving the Series A preferred stock, or a merger of consolidation of the Company with or into another entity unless (i) the shares of the Series A preferred stock remain outstanding or are converted into or exchanged for preference securities of the new surviving or resulting entity or entity controlling such entity and (ii) the shares of the remaining Series A preferred stock or new preferred securities have such rights, preferences, privileges, and voting powers and limitations and restrictions thereof, that are not materially less favorable to the holders thereof than the rights, preferences, privileges, and voting powers of the Series A preferred stock.

When determining the application of the voting rights described in this section, the authorization, creation, and issuance, or an increase in the authorized or issued amount, of junior stock or any class or series of capital stock that by its terms expressly provides that it ranks on parity with the Series A preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock, shall not be deemed to materially and adversely affect the special powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Series A preferred stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series A preferred stock to effect such redemption.

Description of Depositary Shares

General. Each depositary share represents a 1/40th interest in a share of our Series A preferred stock and is evidenced by depositary receipts. The depositary shares are issued in denominations of $25.00 and integral multiples of $25.00. We have deposited the underlying shares of Series A preferred stock with a depositary pursuant to a deposit agreement among us, Broadridge Corporate Issuer Solutions, Inc., acting as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the depositary shares are entitled to all of the powers, preferences, and special rights of the Series A preferred stock, as applicable, in proportion to the applicable fraction of a share of Series A preferred stock those depositary shares represent.

As used herein, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintains for this purpose. DTC (or its designated nominee) is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC.

Dividends and Other Distributions. Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on each share of Series A preferred stock.

The depositary distributes all dividends and other cash distributions received on the Series A preferred stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. If we make a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that we pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount and it will be added to and be treated as part of the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A preferred stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series A preferred stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series A preferred stock, until such taxes or other governmental charges are paid.

Liquidation Preference. In the event of our liquidation, dissolution, or winding-up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series A preferred stock represented by the depositary shares.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of our assets or business, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of our affairs.

Redemption. If we redeem the Series A preferred stock, in whole or in part, as described above under “Description of Series A Preferred Stock—Redemption,” depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series A preferred stock held by the depositary. The redemption price per depositary share will be 1/40th of the redemption price per share payable with respect to the Series A preferred stock (or $25 per depositary share), plus 1/40th of the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A preferred stock to, but excluding, the redemption date.

If we redeem shares of the Series A preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series A preferred stock so redeemed. If we redeem less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot or in such other manner as we may determine to be fair and equitable. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Series A preferred stock and the related depositary shares.

Voting. Because each depositary share represents a 1/40th ownership interest in a share of Series A preferred stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A preferred stock are entitled to vote, as described above in “Description of Series A Preferred Stock—Voting Rights.”

When the depositary receives notice of any meeting at which the holders of the Series A preferred stock are entitled to vote, the depositary will, if requested in writing and provided with all necessary information, provide the information contained in the notice to the record holders of the depositary shares relating to the Series A preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A preferred stock, may instruct the depositary to vote the amount of the Series A preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote or cause to be voted the amount of the Series A preferred stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A preferred stock, it will abstain from voting with respect to such shares (but may, at its discretion, appear at the meeting with respect to such shares unless directed to the contrary).

Charter and Bylaw Provisions Having Potential Anti-Takeover Effects
General. The following is a summary of the material provisions of our amended and restated articles of incorporation, as amended, and amended bylaws that may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the “articles of incorporation” and “bylaws” are to our amended and restated articles of incorporation, as amended, and amended bylaws.
Removal of Directors; Filling Vacancies. Our articles of incorporation provide that shareholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected.
Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the board of directors or our shareholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, our shareholders may adopt, amend or repeal the bylaws in accordance with the North Carolina Business Corporation Act.
Special Meetings of Shareholders. Our bylaws provide that special meetings of shareholders may be called only by our chairman, president or at the request of the board of directors.
Supermajority Vote for Change-in-Control. Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, approval by holders of at least two-thirds of the outstanding shares of our outstanding capital stock is required to effect any agreement, plan or arrangement providing for a merger, consolidation, share exchange or any other transaction requiring approval of the shareholders. With approval of the board of directors, the approval by holders of a majority of our voting securities would be required to affect any such transaction.
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